                                                                    EXHIBIT 99.1


[PGS LOGO]                                                      EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
SAM R. MORROW                                                       MAY 13, 2004
SVEIN T. KNUDSEN
Phone:  +47 6752 6400
SUZANNE M. MCLEOD
Phone:  +1 281-589-7935


     PGS Announces Unaudited First Quarter 2004 Results Under Norwegian GAAP


         MAY 13, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY) announced today its unaudited first quarter 2004 results under Norwegian generally accepted accounting principles ("Norwegian GAAP").

         This information, including 2003 financial information, is unaudited and subject to adjustment following the completion of the Norwegian GAAP audited financial statements for 2003 and the U.S. GAAP audited financial statements for 2003 and 2002 and the re-audit under U.S. GAAP for 2001. In addition, material weaknesses in the Company's system of internal controls over financial reporting that were previously disclosed have not been eliminated. Based on progress to date to complete the Norwegian GAAP audited financial statements for 2003, the Company is aware that adjustments will be required to the preliminary, unaudited 2003 financial statements as released on March 16, 2004, as explained in more detail below. Accordingly, the information in this press release should be read in conjunction with, and is subject to, the significant qualifications discussed in more detail below.



                                               Quarter ended March 31,
                                              -------------------------       Year ended
                                                                             December 31,
                                                 2004            2003            2003
(In millions of dollars)                      Unaudited       Unaudited       Unaudited
------------------------                      ---------       ---------      ------------
Revenues                                       $ 250.7         $ 297.4        $ 1,111.5

Operating profit (loss)                           39.1          (179.9)          (629.6)

Net income (loss)                                 (1.1)         (237.9)          (814.1)

Adjusted EBITDA (A)                               98.0           136.2            477.7

Cash investment in multi-client (B)              (15.2)          (39.0)           (93.0)

Capital expenditures (C)                         (23.6)          (10.2)           (57.4)

Cash Flow Post Investment
(Defined as A+B+C)                              $ 59.2          $ 87.0          $ 327.2



---------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA     Phone: +1 281-589-7935       Petroleum Geo-Services ASA    Phone:  +47 6752 6400
738 Highway 6 South            Fax:   +1 281-589-1482       PGS-House                       Fax:  +47 6753 6883
Suite 1000                                                  Strandveien 4
Houston, TX 77079, USA                                      N-1366 Lysaker, Norway

Q1 HIGHLIGHTS

     o We expect 2004 cash flow to be in line with business plan as previously announced - but with uncertainty

     o Previously disclosed 2004 business plan is below 2003 business plan and actual 2003 performance

     o   2003 revenues where unusually front end loaded

     o   Q1 revenues of $250.7 million, down $46.7 million compared to Q1 2003

     o   Q1 Adjusted EBITDA $98.0 million, down $38.2 million from Q1 2003

     o Decline in revenues and Adjusted EBITDA largely driven by Marine Geophysical where higher contract revenues were offset by:

            o Lower multi-client late sales; Q1 2003 included a $18.1 million sale of Brunei data which was reversed in Q2 2003

            o Shut down of the OBS 2C crew in late 2003 (contract revenues of $11.9 million included in Q1 2003 numbers)

            o Lower multi-client investments which reduce Adjusted EBITDA as less costs are capitalized

     o   Cash balances increased $6 million in Q1 2004

     o Q1 Cash Flow Post Investment, as defined, of $59.2 million, down $27.8 million (32%) from Q1 2003

     o Q1 Capital expenditures $23.6 million, up $13.4 million from Q1 2003 due to Pertra drilling program and Marine Geophysical streamer replacement program

     o Marine Geophysical significantly increased the portion of streamer capacity used in the contract market, but with increased competition

     o Multi-client sales ahead of plan in all regions but Brazil where 6th licensing round delays led to lower than expected sales

     o Onshore continued positive development in operating performance despite lower project activity

     o Production had stable performance for all vessels and reported Adjusted EBITDA in line with Q1 2003

     o Pertra production slightly higher than Q1 2003 at continued high oil prices


FINANCIAL HIGHLIGHTS

     o   Arranged a $110 million working capital facility in March 2004

     o Distributed second and final installment of excess cash of $22.7 million to former bondholders and bank debt holders in May 2004

     o Likely delay in completion of U.S. GAAP audits and re-audit beyond 30 June 2004

     o Intend to seek waivers for requirements to report U.S. GAAP financial statements under certain debt and lease agreements


SIGNIFICANT QUALIFICATIONS

         The Company, which emerged from Chapter 11 bankruptcy proceedings in early November 2003, is continuing its efforts to have an audit of the Company's 2002 financial statements and a re-audit of the Company's 2001 financial statements completed under U.S. GAAP. The Company is also continuing its efforts to prepare audited financial statements for 2003 under both Norwegian GAAP and U.S. GAAP and to address material weaknesses in the Company's system of internal controls over financial reporting that were disclosed in November 2003. At this time, these material weaknesses have not been eliminated.



--------------------------------------------------------------------------------

         The Company does not expect to release operating results under U.S. GAAP until these audits and re-audit are completed. As previously disclosed, there can be no assurance as to whether or when these audits and re-audit can be completed. However, the Company believes it is unlikely that such audits and re-audit will be completed by June 30, 2004. The Company will announce its target date at the time it distributes its Norwegian GAAP financial statements for 2003 to the shareholders in June.

         As previously disclosed, if and when completed, the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 unaudited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

         Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, there can be no assurance that the findings from these audits and re-audit will not have an impact on Norwegian GAAP 2002 and 2003 and first quarter 2004 historical financial statements. Based on the progress to date to complete the audited 2003 financial statements under Norwegian GAAP, the Company is aware that a number of adjustments will be required to the preliminary, unaudited 2003 financial statements as released on March 16, 2004. The Company believes that adjustments currently known to be required with respect to the unaudited, preliminary Norwegian GAAP 2003 financial statements would not materially impact net income or total assets reported. Since the 2003 audit is not complete, however, additional adjustments could be proposed and such adjustments could be material. Furthermore, the Company believes that it is unlikely that its auditors will be able to issue an unqualified audit opinion on the 2003 financial statements under Norwegian GAAP until the audits and re-audit discussed above are completed.

         Also, as earlier disclosed, until the audits and re-audit of financial statements under U.S. GAAP are completed, the Company will be unable to file with the Securities and Exchange Commission an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years. For so long as this condition exists, the Company will be precluded from, among other things, listing its American Depositary Shares ("ADSs") on a U.S. national securities exchange or on the NASDAQ Stock Market. A delay in listing of the Company's ADSs in the U.S. may have a negative impact on their liquidity.

         Further, certain of the Company's loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. As described above, it is unlikely that the Company will complete by the end of May unaudited U.S. GAAP financial statements for the first quarter of 2004 or by the end of June audited U.S. GAAP financial statements for 2003. As a result, the Company intends to seek appropriate waivers and amendments of such reporting requirements. However, there can be no assurance that such waivers will be obtained. Classification of debt in the accompanying unaudited, preliminary consolidated balance sheets as of December 31, 2003 and March 31, 2004 has been made assuming that either the audited U.S. GAAP financial statements will be timely completed and delivered or that the necessary waivers and amendments will be obtained. If PGS is unable to obtain waivers from contractual commitments to make available U.S. GAAP financial statements, PGS could become in default under various debt and lease agreements, which eventually could lead to action by creditors and other parties seeking acceleration of repayment of various obligations. If such a default were to occur, the Company might not be in a position to pay the defaulted obligations.


--------------------------------------------------------------------------------

                       Petroleum Geo-Services ASA (1) (2)
               Preliminary Consolidated Statements of Operations

===================================================================================================================================
                                                                                              Quarter ended
                                                                                                March 31,               Year Ended
                                                                                      ----------------------------     December 31,
                                                                                          2004             2003            2003
(In thousands of dollars)                                                               Unaudited        Unaudited       Unaudited
===================================================================================================================================
 Revenue                                                                              $   250,715      $   297,352      $ 1,111,548
---------------------------------------------------------------------------------     -----------      -----------      -----------
 Cost of sales                                                                            138,250          147,038          577,130
 Research and technology costs                                                                557              590            2,482
 Selling, general and administrative costs                                                 13,930           13,549           54,246
---------------------------------------------------------------------------------     -----------      -----------      -----------
       Operating expenses before depreciation, amortization
          and unusual items                                                               152,737          161,177          633,858
 Depreciation and amortization                                                             54,528           89,796          313,481
 Impairment of long-term assets                                                                --          217,800          716,783
 Unusual items, net                                                                         4,379            8,484           76,977
---------------------------------------------------------------------------------     -----------      -----------      -----------
 Operating profit (loss)                                                                   39,071         (179,905)        (629,551)
 Financial expense, net                                                                   (26,647)         (39,193)        (110,266)
 Other gain (loss), net                                                                      (666)             202          (31,955)
---------------------------------------------------------------------------------     -----------      -----------      -----------
 Income (loss) before income taxes                                                         11,758         (218,896)        (771,772)
 Provision (benefit) for income taxes                                                      12,865           14,145           35,968
 Discontinued operations/operations held for sale, net of tax                                  --           (4,813)          (6,315)
---------------------------------------------------------------------------------     -----------      -----------      -----------
       Net income (loss)                                                              $    (1,107)     $  (237,854)     $  (814,055)
===================================================================================================================================

                                  (BAR CHART)
                              REVENUES BY QUARTER
                                 2002/2003/2004

                 Q1 02       Q2 02       Q3 02       Q4 02      Q1 03       Q2 03       Q3 03       Q4 03       Q1 04
                 -----       -----       -----       -----      -----       -----       -----       -----       -----
Revenues        226,758     247,628     256,222     261,728    297,352     295,051     258,609     260,536     250,715

                                  (BAR CHART)
                         ADJUSTED EBITDA (3) BY QUARTER
                                 2002/2003/2004

                 Q1 02       Q2 02       Q3 02       Q4 02      Q1 03       Q2 03       Q3 03       Q4 03
   Q1 04
                 -----       -----       -----       -----      -----       -----       -----       -----       -----
EBITDA          116,558     112,200     104,565     127,135    136,175     124,656     117,498     99,361      97,978

====================================================================================================================================
                                                                                                Quarter ended            Year ended
                                                                                                   March 31,            December 31,
                                                                                          -------------------------     ------------
                                                                                             2004            2003            2003
(In thousands of dollars)                                                                 Unaudited       Unaudited       Unaudited
====================================================================================================================================
 Adjusted EBITDA  (3) (A)                                                                 $  97,978       $ 136,175       $ 477,690
 Cash investments in multi-client library (B)                                               (15,188)        (39,008)        (93,044)
 Capital expenditures (C)                                                                   (23,616)        (10,198)        (57,397)
------------------------------------------------------------------------------------      ---------       ---------       ---------
      Cash Flow Post Investment (Defined as A+B+C)                                        $  59,174       $  86,969       $ 327,249
====================================================================================================================================

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) THIS FINANCIAL INFORMATION PREPARED UNDER NORWEGIAN GAAP IS UNAUDITED, PRELIMINARY (IN THE CASE OF THE 2003 FULL YEAR INFORMATION) AND SUBJECT TO ADJUSTMENT BASED ON ONGOING EFFORTS TO COMPLETE THE NORWEGIAN GAAP AUDIT FOR 2003 AND U.S. GAAP AUDITS AND A RE-AUDIT RELATING TO THE COMPANY'S FINANCIAL STATEMENTS FOR 2001 TO 2003. THIS INFORMATION SHOULD BE READ IN CONJUNCTION WITH, AND IS SUBJECT TO THE SIGNIFICANT QUALIFICATIONS DISCUSSED ELSEWHERE IN THIS EARNINGS RELEASE.

(3) Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-term assets and discontinued operations. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS's ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

--------------------------------------------------------------------------------

OPERATIONS

The Company manages its business in four segments as follows:

         o Marine Geophysical, consisting of streamer acquisition, seafloor seismic, marine multi-client library and data processing

         o Onshore, consisting of all seismic operations on land and in very shallow water, including onshore multi-client library

         o Production, which owns and operates four harsh environment FPSOs in the North Sea

         o Pertra, a small oil and gas company owning 70% of and being operator for Production License 038 on the Norwegian Continental Shelf

         Revenues in Q1 2004 were $250.7 million, a reduction of $46.7 million or 16% compared to Q1 2003 ($297.4 million). The reduction relates mainly to reduced revenues in Marine Geophysical, which in Q1 2003 included a Brunei multi-client data sale of $18.1 million, which was reversed in Q2 2003 due to a border dispute, and revenues of $11.9 million from the 2C crew that was shut down in the fall 2003. Reduced Onshore revenue of $11.8 million also contributed to the revenue decline. Adjusted EBITDA for Q1 2004 was $98.0 million compared to $136.2 million in Q1 2003, a reduction of 28%. This decrease mainly relates to Marine Geophysical where Adjusted EBITDA decreased by $37.8 million in Q1 2004 from the comparable quarter last year. This reduction relates mainly to decreased late sales of multi-client library and reduced capitalization of costs to multi-client library. Adjusted EBITDA for Onshore, Production and Pertra were relatively unchanged.

         MARINE GEOPHYSICAL. Total revenues decreased $27.7 million, or 18%, from $150.6 million in Q1 2003 to $122.9 million in Q1 2004. Contract revenues were $71.4 million in Q1 2004, a slight increase from $68.9 million in Q1 2003. Contract revenues in Q1 2003 included $11.9 million in revenues from the 2C crew that was shut down at the end of Q3 2003. Adjusted for this effect, contract revenues increased by 25% in Q1 2004. A higher portion of streamer capacity was used for contract work in Q1 2004 compared to Q1 2003.

         Multi-client late sales decreased by $18.9 million (39%) to $29.9 million. Comparative figures for Q1 2003 include a Brunei multi-client data sale of $18.1 million, which was reversed in Q2 2003 due to a border dispute. Adjusted for this item, multi-client late sales in Q1 2004 were in line with Q1 2003. No late sales from the Company's significant multi-client library in Brazil were realized in Q1 2004, which the Company believes was mainly due to a delay in necessary clarifications by Brazilian authorities related to the sixth licensing round. Sales in other regions were mainly in line with Q1 2003. Multi-client pre-funding revenue decreased by $12.6 million (52%) to $11.7 million, due to reduced multi-client activity.

         Adjusted EBITDA was $40.7 million for Q1 2004 compared to $78.5 million for Q1 2003. This reduction relates to reduced late sales from the multi-client library, as explained above, and significantly reduced capitalization of costs to multi-client library, partly offset by cost reductions.

         Capitalized cash investment in multi-client data was $12.8 million in Q1 2004 compared to $29.7 million in Q1 2003, a reduction of 57%. The percentage of multi-client pre-funding on new multi-client investments increased to 91% in Q1 2004 compared to 82% in Q1 2003.

         ONSHORE. Total revenues decreased $11.8 million, or 29%, from $40.1 million in Q1 2003 to $28.3 million in Q1 2004. Contract revenues decreased by $9.2 million (26%) to $25.6 million in Q1 2004, and multi-client sales (including pre-funding) decreased by $2.7 million (51%) to $2.6 million. The decrease in revenue relates mainly to Alaska which had revenues of $11.1 million ($7.3 million contract and $3.8 million multi-client prefunding) in Q1 2003 versus no activity in Q1 2004, and to delay in start-up of new projects in Q1 2004. Adjusted EBITDA decreased slightly to $9.6 million in Q1 2004 compared to $10.1 million for Q1 2003, a decrease of 5%.


--------------------------------------------------------------------------------

         Capitalized cash investments in multi-client library decreased by $7.0 million, or 76%, from $9.2 million in Q1 2003 to $2.2 million in Q1 2004.

         PRODUCTION. Total revenues were $73.3 million in Q1 2004, including inter-segment revenue from Pertra, down from $79.4 million in Q1 2003. Adjusted EBITDA for Q1 2004 was $33.3 million, substantially the same as the $33.6 million in Q1 2003. Total average produced volume on the four FPSOs owned and operated by Production was 131,945 barrels per day in Q1 2004, compared to 159,794 barrels per day in Q1 2003. Revenues from Petrojarl Foinaven decreased by $6.5 million in Q1 2004 compared to Q1 2003, due to reduced production volume and the removal from the spot market of temporary double shuttle tanker capacity that was present in Q1 2003. Revenues from Petrojarl Varg increased by $1.3 million from Q1 2003, due to increased production.

         The Banff and Kyle partners have approved the previously announced amended contract for Ramform Banff. Under the amended agreement, Ramform Banff will continue to produce the Banff field until the end of the life of the field. The new contract contains a minimum day rate provision of $125,000 per day. Production is currently engaged in discussions with the license owners to change the compensation structure for Petrojarl Varg on the Varg field.

         PERTRA. Revenues increased by $1.0 million, or 3%, from $35.6 million in Q1 2003 to $36.6 million in Q1 2004. Average oil production (Pertra's 70% share of total production) increased by 6% to 12,288 barrels per day in Q1 2004 compared to 11,550 barrels per day in Q1 2003. Average oil price achieved was $32.72 per barrel in Q1 2004 compared to $31.53 per barrel in Q1 2003. Increased inventory of unlifted oil partly offset the revenue impact of increased production and price. Adjusted EBITDA for Q1 2004 was $16.4 million compared to $17.3 million in Q1 2003. The main reason for the reduction in Adjusted EBITDA was increased operating expenses, in part due to purchase of geophysical services but also due to increased charter hire to PGS Production due to increased volumes.

         The Company, as license operator, started drilling two new wells in November 2003. In late December the first well was successfully completed, while the second well was completed in March 2004. The license is currently drilling two additional production wells. The drilling program is estimated to secure production through 2006.


IMPAIRMENT CHARGES, UNUSUAL ITEMS, REORGANIZATION ITEMS UNDER CHAPTER 11 AND COSTS RELATING TO "FRESH START"

         Impairment of long-term assets amounted to $217.8 million in Q1 2003, while there were no such impairments in Q1 2004. Unusual items totaled $4.4 million in Q1 2004 compared to $8.5 million in Q1 2003. For the full year of 2003 impairment of long-term assets totaled $716.8 million and unusual items $77.0 million.

         In Q1 2003 the Company estimated the fair value of certain of its assets, for Norwegian GAAP purposes, to be lower than the carrying values and accordingly recognized following impairment charges: $136.2 million for seismic vessels and equipment; $65.3 million for multi-client library; and $16.3 million for production vessels. For more details see Support Tables.

         In Q1 2004, the Company recognized $3.6 million expenses related to debt restructuring and refinancing, and the effort to complete the U.S. GAAP audit and re-audit for years 2002 and 2001. For Q1 2003 such costs totaled $8.5 million.

         As previously disclosed in the Q1 2003 earnings release, PGS announced a plan for a personnel reduction of approximately 250 employees from December 31, 2002. Onshore personnel


--------------------------------------------------------------------------------
are excluded for the purpose of measuring this reduction due to the variability of personnel level in this business segment. As of March 31, 2004, PGS personnel had been reduced by 323 employees, or 15%. In Q1 2004, $0.8 million of cost was recognized in relation to personnel reductions. There were no such charges in Q1 2003.

         PGS has previously disclosed a tax claim involving PGS employees employed by PGS Marine Service (Isle of Man) Ltd. In 2003, $14.2 million was charged to expense as unusual item, relating to this claim. There are still some uncertainties as to the size of the total claim.


FINANCIAL EXPENSE, NET

          Financial expense, net, for Q1 2004 was $26.6 million compared to $39.2 million for Q1 2003, which reflects the reduced debt as a result of the financial reorganization of the Company completed in November 2003, partially offset by higher average interest rates. Capitalized interest on multi-client surveys in progress was $0.4 million in Q1 2004 compared to $1.1 million in Q1 2003. This reflects the decrease in investments in multi-client library between the two periods.


OTHER GAIN (LOSS), NET

         Other gain (loss), net, includes foreign exchange gain (loss), bank charges, interest variation on UK leases and various financial charges. In Q1 2004 PGS recognized foreign exchange gain, net, of $1.1 million compared to a net gain of $1.0 million in Q1 2003. Interest variation on UK leases totaled GBP
1.7 million in Q1 2004, compared to GBP 0.6 million in Q1 2003. For the full year 2003 such expenses amounted to GBP 4.9 million.


PROVISION (BENEFIT) FOR INCOME TAXES

         Income tax expense was $12.9 million for Q1 2004 compared to an expense of $14.1 million in Q1 2003. Included in the tax provision are income taxes for Pertra. Taxable profits at Petra are subject to Norwegian petroleum taxation at a nominal tax rate of 78%.

         The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (CFC) for 2002, when these companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs Petrojarl Varg and Ramform Banff). The Company based such value on third party valuations, while the CTO has questioned whether the Company's book values at December 31, 2001, would be more appropriate for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company estimates that if the CTO position were to be upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its valuation basis has been prepared using acceptable principles and will contest any adjustment to increase taxes payable. No accrual has been made for any taxes that might be payable as a consequence of any potential adjustment.



--------------------------------------------------------------------------------

                       Petroleum Geo-Services ASA (1) (2)
                    Preliminary Consolidated Balance Sheets


===================================================================================================================================
                                                                                              March 31,
                                                                                    -----------------------------       December 31,
                                                                                      2004                2003              2003
                                                                                    -----------       -----------      ------------
(In thousands of dollars)                                                            Unaudited         Unaudited         Unaudited
===================================================================================================================================
 ASSETS
 Cash and cash equivalents                                                          $   153,006       $   135,425       $   146,506
 Accounts receivable, net                                                               189,583           240,596           168,187
 Other current assets                                                                    62,426            77,943            64,678
 Assets held for sale                                                                        --             2,903                --
------------------------------------------------------------------------------      -----------       -----------       -----------
      Total current assets                                                              405,015           456,867           379,371
 Multi-client library, net                                                              379,235           584,016           388,813
 Property and equipment, net                                                          1,072,005         1,522,200         1,087,365
 Oil and gas assets                                                                      33,569            20,218            21,182
 Other long-term assets, net                                                             39,906           107,665            34,595
------------------------------------------------------------------------------      -----------       -----------       -----------
      TOTAL ASSETS                                                                  $ 1,929,730       $ 2,690,966       $ 1,911,326
===================================================================================================================================

===================================================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of
   long-term debt and capital lease obligations                                     $    34,348       $   956,651       $    34,487
 Debt and other liabilities held for sale                                                    --             1,323                --
 Accounts payable and accrued expenses                                                  215,473           250,369           202,639
 Income taxes payable                                                                    30,487            29,448            26,902
------------------------------------------------------------------------------      -----------       -----------       -----------
      Total current liabilities                                                         280,308         1,237,791           264,028
 Long-term debt and capital lease obligations                                         1,155,411         1,384,373         1,160,240
 Other long-term liabilities                                                            102,728            72,609           104,624
 Deferred income taxes                                                                   10,933            87,144             9,370
------------------------------------------------------------------------------      -----------       -----------       -----------
      Total liabilities                                                               1,549,380         2,781,917         1,538,262
------------------------------------------------------------------------------      -----------       -----------       -----------
 Minority interest                                                                        1,527                --               111
 Commitments and contingencies:
 Guaranteed preferred beneficial interest in
   PGS junior subordinated debt securities                                                   --           142,528                --
 Mandatorily redeemable cumulative preferred
  stock related to multi-client securitization                                               --            36,520                --
 Shareholders' equity:
      Common stock, par value NOK 30; issued &
        outstanding: 20,000,000 Shares at
        December 31, 2003 and at March 31, 2004;
        103,345,987 at March 31, 2003 par value NOK 5                                    85,714            71,089            85,714
      Additional paid-in capital                                                      1,024,629                --         1,024,629
      Other equity                                                                     (731,520)         (341,088)         (737,390)
------------------------------------------------------------------------------      -----------       -----------       -----------
      Total shareholders' equity                                                        378,823          (269,999)          372,953
------------------------------------------------------------------------------      -----------       -----------       -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $ 1,929,730       $ 2,690,966       $ 1,911,326
===================================================================================================================================


(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This financial information prepared under Norwegian GAAP is unaudited, preliminary (in the case of the 2003 full year information) and subject to adjustment based on ongoing efforts to complete the Norwegian GAAP audit for 2003 and U.S. GAAP audits and a re-audit relating to the Company's financial statements for 2001 to 2003. This information should be read in conjunction with, and is subject to the significant qualifications discussed elsewhere in this earnings release. Classification of debt has been made assuming that either the Company timely complies with financial reporting obligations under certain debt and lease agreements or obtains necessary waivers and amendments to such obligations.


CAPITAL INVESTMENTS

         Capital investments totaled $38.8 million in Q1 2004 compared to $49.2 million in Q1 2003. The main items included in capital investment for Q1 2004 are as follows:

         o Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir Consultants) were $15.2 million in Q1 2004 compared to $39.0 million in Q1 2003, a decrease of 61%

         o Capital expenditures for Marine Geophysical were $10.5 million in Q1 2004 compared to $2.0 million in Q1 2003, an increase of 425%, which mainly relate to the streamer replacement program

         o Capital expenditures for Pertra, relating to the Varg field in the North Sea, were $12.8 million in Q1 2004 compared to $8.2 million in Q1 2003, an increase of 56%, all of which are subject to a tax relief at 78%

         o    See Support Tables for further details


--------------------------------------------------------------------------------

UK LEASES

         The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as obligor of such rental payments. Accordingly, the Company has not recorded any capital lease obligations or related defeasance funds on its consolidated balance sheets with respect to these leases. This treatment is being re-examined as part of the U.S. GAAP 2002 and 2003 audits and 2001 U.S. GAAP re-audit. Any change under U.S. GAAP may also change the Norwegian GAAP presentation.

         The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of March 31, 2004 the net present value of Additional Required Rental Payments aggregated GBP 29.3 million, using an 8% discount rate, of which GBP 1.0 million was accrued at March 31, 2004. The Additional Required Rental Payments are reflected in other financial income (loss) as they are incurred and paid.


STOCK AND SENIOR A AND B NOTES

         PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares ("ADSs") to continue trading on the U.S. over-the-counter ("OTC") market. While the Company intends to list its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market, it is precluded from such a listing until the 2002 and 2003 audits and 2001 re-audit of the Company's financial statements under U.S. GAAP are completed. It is intended that PGS' new Senior A and Senior B Notes will be rated by the major credit rating agencies. Efforts to obtain credit ratings are ongoing.


LIQUIDITY AND FINANCING

         Net increase in cash and cash equivalents in Q1 2004 amounted to $6.5 million, and the cash balance was $153.0 million at March 31, 2004 compared to $146.5 million at December 31, 2003. The cash balance at March 31, 2004 includes $26.8 million of restricted cash, which will gradually be released through utilization of the new working capital facility described below.

         The Company had available at March 31, 2004 a $110 million two-year secured working capital facility, $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS' day-to-day operations.

         In May 2004, the Company made the second and final distribution of excess cash to former bondholders and bank debt holders under the 2003 restructuring agreement. The amount, $22.7 million, is included in accounts payable and accrued expenses at March 31, 2004.



--------------------------------------------------------------------------------

         The nominal value of interest bearing debt was approximately $1,189.8 million as of March 31, 2004. Net interest bearing debt (interest bearing debt less cash and cash equivalents), adjusted for the final excess cash distribution, was $1,059.5 million as of March 31, 2004.

         As disclosed above, the Company intends to seek waivers and amendments under certain debt and lease agreements relating to the Company's ongoing obligations to provide U.S. GAAP financial statements. However, there can be no assurance that such waivers will be obtained. If the Company is not able to obtain such waivers, the Company could become in default under such agreements, with the result that creditors could seek to accelerate payment of various obligations of the Company under such agreements. If such acceleration were sought, the Company might not be in a position to pay the defaulted obligations.


BASIS OF UNAUDITED FINANCIAL STATEMENTS

         The unaudited, consolidated financial statements for the first quarter 2004 are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP") and reported as required by the Norwegian accounting standard for interim financial statements. Information presented on a Norwegian GAAP basis is not necessarily consistent with or comparable to financial statements previously issued by the Company on a U.S. GAAP basis.

         The unaudited consolidated financial statements for the first quarter 2004 have been prepared using the same Norwegian GAAP accounting principles as were used for the 2002 Norwegian GAAP financial statements, except for changes as previously reported by the Company in March 2004 in its release of unaudited, preliminary results for 2003. The most significant changes were as follows:

         o Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate.

         o Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted.

         o Effective November 1, 2003, the Company began categorizing its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the minimum amortization was increased by reducing the maximum amortization period from 8 to 5 years from completion of a survey.

         o Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for Petrojarl 1, which is depreciated over 30 years from the date of original completion due to a substantial refurbishment completed in 2001.


U.S. GAAP REPORTING AND AUDITS

         As noted earlier, the Company is continuing its efforts to have an audit of the Company's 2003 and 2002 financial statements and a re-audit of the Company's 2001 financial statements completed under U.S. GAAP.

         In connection with the re-audit for 2001, the Company is facing particular difficulties in establishing certain beginning (January 1, 2001) balance sheet amounts. The most complex area is the build up of the cost basis for its multi-client library, which requires the Company to document and ensure consistency of cost elements capitalized for years going back to 1995.



--------------------------------------------------------------------------------

         The Company has engaged substantial external consulting resources to complete the U.S. GAAP audits and re-audit described above. As previously disclosed, there can be no assurance as to whether or when these audits and re-audit can be completed. However, the Company believes it is unlikely that such audits and re-audit will be completed by June 30, 2004.

         As noted above, the Company consummated its Chapter 11 proceeding on November 5, 2003. The Company is required to adopt "fresh start" reporting under AICPA Statement of Position No. 90 - 7. Such reporting requires the Company to allocate its reorganization value to its assets in conformity with the procedures specified in FASB Statement No. 141, Business Combinations. Furthermore, the Company is required to state all of its liabilities, except for deferred tax liabilities, at fair market value. Additionally, the Company is allowed to change its accounting principles under "fresh start" reporting. The Company, on March 16, 2004, issued a separate news release titled "PGS Updates Status Regarding Implementation of Fresh Start Reporting Under U.S. GAAP", to disclose preliminary information in this regard.


MATERIAL WEAKNESSES

         As previously disclosed, in connection with the audit and re-audit of the 2002 and 2001 U.S. GAAP financial statements, the Company's independent auditor, Ernst & Young, has identified the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities. These material weaknesses may also contribute to a delay in and make more difficult the completion of the audits and re-audit discussed above.

         In response to the material weaknesses, PGS has developed and is actively implementing a plan to address the matters identified by Ernst & Young, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function in cooperation with the accounting firm Deloitte & Touche. However, all the material weaknesses have not been eliminated at this time [and a full audit cycle will be required to confirm they have been fully eliminated].


         For additional support to the unaudited, first quarter 2004 results under Norwegian GAAP and related news release and presentation, please visit our web site www.pgs.com.

                                      ****

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to


--------------------------------------------------------------------------------
certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.



--------------------------------------------------------------------------------
                                                                         Page 12

                       PETROLEUM GEO-SERVICES ASA (1) (2)
               PRELIMINARY CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        Year ended
                                                                            Quarter ended March 31,    December 31,
                                                                            ------------------------   -------------
                                                                               2004         2003           2003
                                                                            Unaudited     Unaudited      Unaudited
(In thousands of dollars)                                                   ----------   -----------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                          $ (1,107)    $(237,854)     $(814,055)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization charged to expense                          54,528        89,796        313,481
     Non-cash unusual items and sale of subsidiary, net                            --       222,589        721,602
     Non-cash write-off of deferred debt costs and issue discounts                 --            --         13,152
     Cash effects related to assets and liabilities held for sale                  --         3,066          3,342
     Provision (benefit) for deferred income taxes                              7,204        (1,852)          (792)
     Working capital changes and other items                                   (9,266)      (20,837)         4,632
                                                                             --------     ---------      ---------
  Net cash provided by operating activities                                    51,359        54,908        241,362
                                                                             --------     ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in multi-client library                                          (15,188)      (39,008)       (93,044)
  Capital expenditures                                                        (23,616)      (10,198)       (57,397)
  Development of assets held for sale                                              --           (42)          (118)
  Sale of subsidiary                                                               --        48,615         50,115
  Other items, net                                                              1,777         1,194          3,835
                                                                             --------     ---------      ---------
  Net cash (used in) provided by investing activities                         (37,027)          561        (96,609)
                                                                             --------     ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of preferred stock                                                    --       (27,632)       (64,105)
  Repayment of long-term debt                                                  (1,483)         (465)       (11,241)
  Principal payments under capital lease obligations                           (3,135)       (4,472)       (17,539)
  Net increase (decrease) in bank facility and short-term debt                     --           (48)           (48)
  Other items, net                                                             (3,192)           --        (17,932)
                                                                             --------     ---------      ---------
  Net cash (used) provided by financing activities                             (7,810)      (32,617)      (110,865)
                                                                             --------     ---------      ---------
  Effect of exchange rate changes in cash and cash
     equivalents                                                                  (22)          (31)            14
  Net increase (decrease) in cash and cash equivalents                          6,500        22,821         33,902
  Cash and cash equivalents at beginning of period, as presented              146,506       112,604        112,604
                                                                             --------     ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   $153,006     $ 135,425      $ 146,506
                                                                             --------     ---------      ---------

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) THIS FINANCIAL INFORMATION PREPARED UNDER NORWEGIAN GAAP IS UNAUDITED, PRELIMINARY (IN THE CASE OF THE 2003 FULL YEAR INFORMATION) AND SUBJECT TO ADJUSTMENT BASED ON ONGOING EFFORTS TO COMPLETE THE NORWEGIAN GAAP AUDIT FOR 2003 AND U.S. GAAP AUDITS AND A RE-AUDIT RELATING TO THE COMPANY'S FINANCIAL STATEMENTS FOR 2001 TO 2003. THIS INFORMATION SHOULD BE READ IN CONJUNCTION WITH, AND IS SUBJECT TO THE SIGNIFICANT QUALIFICATIONS DISCUSSED ELSEWHERE IN THIS EARNINGS RELEASE.


--------------------------------------------------------------------------------

                       PETROLEUM GEO-SERVICES ASA (1) (2)
                                 SUPPORT TABLES

GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Norway.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) THIS FINANCIAL INFORMATION PREPARED UNDER NORWEGIAN GAAP IS UNAUDITED, PRELIMINARY (IN THE CASE OF THE 2003 FULL YEAR INFORMATION) AND SUBJECT TO ADJUSTMENT BASED ON ONGOING EFFORTS TO COMPLETE THE NORWEGIAN GAAP AUDIT FOR 2003 AND U.S. GAAP AUDITS AND A RE-AUDIT RELATING TO THE COMPANY'S FINANCIAL STATEMENTS FOR 2001 TO 2003. THIS INFORMATION SHOULD BE READ IN CONJUNCTION WITH, AND IS SUBJECT TO THE SIGNIFICANT QUALIFICATIONS DISCUSSED ELSEWHERE IN THIS EARNINGS RELEASE.

(3) Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-term assets and discontinued operations. Adjusted EBITDA may not be comparable to other similary titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS's ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

GEOGRAPHIC DISTRIBUTION OF REVENUE

The distribution of our revenue by geographic region for the periods presented was as follows:

                                                              Quarter Ended           Quarter Ended             Year Ended
                                                             March 31, 2004          March 31, 2003          December 31, 2003
                                                          ---------------------   ---------------------   -----------------------
(In thousands of dollars, except percentage)              Revenue    Percentage   Revenue    Percentage    Revenue     Percentage
--------------------------------------------------------  --------   ----------   --------   ----------   ----------   ----------
North and South America                                   $ 58,668       23%      $ 83,277       28%      $  309,782       28%
Europe, Africa and Middle East                             139,023       56%       175,877       59%         690,120       62%
Asia Pacific                                                53,024       21%        38,198       13%         111,646       10%
                                                          --------      ---       --------      ---       ----------      ---
  Total                                                    $250,715      100%      $297,352      100%      $1,111,548      100%
                                                          --------      ---       --------      ---       ----------      ---


REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:

                                                                 Quarter Ended       Year Ended
                                                                    March 31,       December 31,
                                                              -------------------   ------------
(In thousands of dollars)                                       2004       2003         2003
------------------------------------------------------------  --------   --------   ------------
 Revenue by operating segments:
  Marine Geophysical (A)                                      $122,871   $150,623    $  583,379
  Onshore (B)                                                   28,256     40,103       144,234
  Production (C)                                                73,330     79,384       293,414
  Pertra                                                        36,577     35,629       121,640
  Corporate/Global Services                                      2,889      3,174        13,986
  Elimination of internal charter of Petrojarl Varg (a)        (13,208)   (11,561)      (45,105)
                                                              --------   --------    ----------
   Total                                                      $250,715   $297,352    $1,111,548
                                                              --------   --------    ----------

(a) Intercompany charter of Petrojarl Varg from Production to Pertra


(A) Marine Geophysical revenue by service type:
  - Multi-client pre-funding                                  $ 11,741   $ 24,270    $   49,964
  - Multi-client late sales                                     29,928     48,784       148,128
  - Contract seismic                                            71,430     68,867       348,579
  - Other                                                        9,772      8,702        36,708
                                                              --------   --------    ----------
  Total                                                       $122,871   $150,623    $  583,379
                                                              --------   --------    ----------


(B) Onshore revenue by service type:
  - Multi-client pre-funding                                  $  2,281   $  4,435    $   15,953
  - Multi-client late sales                                        360        833         9,215
  - Contract seismic                                            25,632     34,821       119,332
  - Other                                                          (17)        14          (266)
                                                              --------   --------    ----------
  Total                                                       $ 28,256   $ 40,103    $  144,234
                                                              --------   --------    ----------


(C) Production revenue by vessel:
  - Petrojarl I                                               $ 16,723   $ 15,752    $   67,741
  - Petrojarl Foinaven                                          26,721     33,152       112,099
  - Ramform Banff                                               11,196     13,200        45,694
  - Petrojarl Varg                                              18,496     17,206        67,288
  - Other                                                          194         74           592
                                                              --------   --------    ----------
  Total                                                       $ 73,330   $ 79,384    $  293,414
                                                              --------   --------    ----------

ADJUSTED EBITDA, BY QUARTER 2003

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)                                        Q1          Q2         Q3         Q4         2003
------------------------------------------------------------  ---------   --------   --------   ---------   ---------
Net income (loss)                                             $(237,854)  $(51,961)  $ (1,809)  $(522,431)  $(814,055)
Add back:
  Discontinued operations/operations held for sale, net           4,813        (17)     1,085         434       6,315
  Provision (benefit) for income taxes                           14,145     21,494      6,527      (6,198)     35,968
  Other gain (loss), net                                           (202)     2,814     19,509       9,834      31,955
  Financial expense, net                                         39,193     37,922     13,318      19,833     110,266
                                                              ---------   --------   --------   ---------   ---------
  Operating profit (loss)                                      (179,905)    10,252     38,630    (498,528)   (629,551)
  Unusual items, net                                              8,484     36,848     12,706      18,939      76,977
  Impairment of long-term assets                                217,800         --      2,344     496,639     716,783
  Depreciation and amortization                                  89,796     77,556     63,818      82,311     313,481
                                                              ---------   --------   --------   ---------   ---------
Adjusted EBITDA                                               $ 136,175   $124,656   $117,498   $  99,361   $ 477,690
                                                              ---------   --------   --------   ---------   ---------

ADJUSTED EBITDA, BY QUARTER 2004

Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)                                      Q1 2004
------------------------------------------------------------   -------
Net income (loss)                                              $(1,107)
Add back:
  Provision (benefit) for income taxes                          12,865
  Other gain (loss), net                                           666
  Financial expense, net                                        26,647
                                                               -------
  Operating profit (loss)                                       39,071
  Unusual items, net                                             4,379
  Impairment of long-term assets                                    --
  Depreciation and amortization                                 54,528
                                                               -------
Adjusted EBITDA                                                $97,978
                                                               -------

ADJUSTED EBITDA BY OPERATING SEGMENT, FOR THE PERIODS PRESENTED

The distribution of our Adjusted EBITDA, by operating segment for the periods presented was as follows:

                                                                 Quarter ended       Year ended
                                                                   March 31         December 31,
                                                              -------------------   ------------
(In thousands of dollars)                                      2004       2003          2003
------------------------------------------------------------  -------   ---------   ------------
Marine Geophysical:
  Operating profit (loss)                                     $ 7,599   $(184,352)   $(314,665)
  Plus: Depreciation and amortization                          32,420      65,515      206,605
  Plus: Impairments & unusual items                               678     197,309      361,034
                                                              -------   ---------    ---------
    Adjusted EBITDA, Marine Geophysical                        40,697      78,472      252,974
                                                              -------   ---------    ---------
Onshore:
  Operating profit (loss)                                     $ 1,875   $  (3,436)   $   5,228
  Plus: Depreciation and amortization                           7,714       9,401       36,647
  Plus: Impairments & unusual items                                 3       4,180       11,773
                                                              -------   ---------    ---------
    Adjusted EBITDA, Onshore                                    9,592      10,145       53,648
                                                              -------   ---------    ---------
Production:
  Operating profit (loss)                                     $23,456   $   7,781    $(282,850)
  Plus: Depreciation and amortization                           9,821       9,473       41,783
  Plus: Impairments & unusual items                                --      16,311      367,019
                                                              -------   ---------    ---------
    Adjusted EBITDA, Production                                33,277      33,565      125,952
                                                              -------   ---------    ---------
Pertra:
  Operating profit (loss)                                     $12,587   $  12,773    $  36,030
  Plus: Depreciation and amortization                           3,807       4,530       23,029
  Plus: Impairments & unusual items                                --          --           --
                                                              -------   ---------    ---------
    Adjusted EBITDA, Pertra                                    16,394      17,303       59,059
                                                              -------   ---------    ---------
Corporate/Global Services:
  Operating profit (loss)                                     $(6,446)  $ (12,671)   $ (73,294)
  Plus: Depreciation and amortization                             766         877        5,417
  Plus: Impairments & unusual items                             3,698       8,484       53,934
                                                              -------   ---------    ---------
    Adjusted EBITDA, Corporate/Global Services                 (1,982)     (3,310)     (13,943)
                                                              -------   ---------    ---------
Total Adjusted EBITDA:
  Operating profit (loss)                                      39,071    (179,905)    (629,551)
  Plus: Depreciation and amortization                          54,528      89,796      313,481
  Plus: Impairments & unusual items                             4,379     226,284      793,760
                                                              -------   ---------    ---------
    Adjusted EBITDA                                           $97,978   $ 136,175    $ 477,690
                                                              -------   ---------    ---------

DEPRECIATION AND AMORTIZATION

Depreciation and amortization comprise the following items for the periods presented:

                                                                Quarter ended      Year ended
                                                                  March 31,       December 31,
                                                              -----------------   ------------
(In thousands of dollars)                                      2004      2003         2003
------------------------------------------------------------  -------   -------   ------------
  Gross depreciation                                          $29,873   $39,822     $161,244
  Depreciation capitalized to MCS library                      (1,392)   (6,199)     (13,096)
  Sales related amortization of MCS library                    26,047    56,173      148,802
  Additional required amortization MCS Library (a)                 --        --       16,531
                                                              -------   -------     --------
     Total                                                    $54,528   $89,796     $313,481
                                                              -------   -------     --------

(a) Additional amortization charges required to conform with our minimum amortization policy for the multi-client library.

IMPAIRMENT OF LONG-TERM ASSETS:

Impairment of long-term assets consists of the following items for the periods presented:

                                                               Quarter ended     Year ended
                                                                 March 31       December 31,
                                                              ---------------   ------------
(In thousands of dollars)                                     2004     2003         2003
------------------------------------------------------------  ----   --------   ------------
  Impairment of MCS library                                   $--    $ 65,326     $213,992
  Impairment of production vessels                             --      16,311      367,019
  Impairment of seismic vessels, equipment and other
     geophysical assets                                        --     136,163      130,255
  Impairment of licenses                                       --          --        4,317
  Impairment of building leasehold improvements                --          --        1,200
                                                              ---    --------     --------
     Total impairment of long-term assets                     $--    $217,800     $716,783
                                                              ---    --------     --------

UNUSUAL ITEMS, REORGANIZATION ITEMS UNDER CHAPTER 11 AND COSTS RELATING TO "FRESH START":

Unusual items, Reorganization items under Chapter 11 and costs relating to "Fresh Start", consist of the following items for the periods presented:

                                                               Quarter ended     Year ended
                                                                 March 31       December 31,
                                                              ---------------   ------------
(In thousands of dollars)                                      2004     2003        2003
------------------------------------------------------------  ------   ------   ------------
  Isle of Man, national insurance liability                   $   --   $   --     $14,200
  Severance                                                      789       --      20,185
  Re-audit 2001 and 2002                                         697       --       2,559
  Debt restructuring/refinancing costs/"fresh start"           2,893    8,484      40,033
                                                              ------   ------     -------
     Total unusual items and reorganization items             $4,379   $8,484     $76,977
                                                              ------   ------     -------

FINANCIAL EXPENSE, NET

Financial expense, net consists of the following items for the periods presented:

                                                                                        Year ended
                                                             Quarter ended March 31    December 31,
                                                             -----------------------   ------------
(In thousands of dollars)                                       2004         2003          2003
-----------------------------------------------------------  ----------   ----------   ------------
  Financial expense (a)                                       $(27,080)    $(40,242)    $(112,962)
  Capitalized interest                                             433        1,049         2,696
                                                              --------     --------     ---------
     Total                                                    $(26,647)    $(39,193)    $(110,266)
                                                              --------     --------     ---------

(a) Interest expense on debt subject to compromise, are only included for the period pre filing Chapter 11, which was July 29, 2003.

OTHER GAIN (LOSS), NET

Other gain (loss), net consists of the following items for the periods presented:

                                                                Quarter ended      Year ended
                                                                  March 31        December 31,
                                                              -----------------   ------------
(In thousands of dollars)                                      2004      2003         2003
------------------------------------------------------------  ------   --------   ------------
  Foreign exchange gain (loss)                                $1,098   $  1,033     $ (8,569)
  Write-off, deferred debt costs and issue discounts (a)          --                 (13,152)
  Other financial income (expense) (b)                        (1,764)      (831)     (10,234)
                                                              ------   --------     --------
     Total                                                    $ (666)  $    202     $(31,955)
                                                              ------   --------     --------

(a) Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the debt restructuring program.

(b) Includes interest variation expense on UK leases of GBP 1.7 million in Q1 2004, GBP 0.6 million in Q1 2003 and GBP 4. 9 million for the full year of 2003.

DISCONTINUED OPERATIONS/OPERATIONS HELD FOR SALE, NET OF TAX

Discontinued operations/operations held for sale consist of the following items for the periods presented:

                                                              Quarter ended     Year ended
                                                                 March 31      December 31,
                                                              --------------   ------------
(In thousands of dollars)                                     2004    2003         2003
------------------------------------------------------------  ----   -------   ------------
  Pretax income from operations held for sale                 $--    $(1,365)    $(3,885)
  Sale of Tigress                                              --         --         (32)
  Sale of Production Services division                         --         --       1,500
  Sale of Atlantis                                             --     (4,789)     (4,789)
  Tax expense on operations held for sale                      --      1,341         891
                                                              ---    -------     -------
     Total                                                    $--    $(4,813)    $(6,315)
                                                              ---    -------     -------

MULTI-CLIENT LIBRARY

The net book-value of our multi-client library by year of completion is as follows:

                                                               March 31
(In thousands of dollars)                                        2004
------------------------------------------------------------   --------
  Completed during 1997                                        $  8,673
  Completed during 1998                                          19,558
  Completed during 1999                                          28,905
  Completed during 2000                                          39,245
  Completed during 2001                                         154,734
  Completed during 2002                                          56,050
  Completed during 2003                                          53,202
  Completed during 2004                                           3,610
                                                               --------
     Completed surveys                                          363,977
     Surveys in progress                                         15,258
                                                               --------
     Multi-client library, net                                 $379,235
                                                               --------

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

                                                               Quarter ended     Year ended
                                                                 March 31       December 31,
                                                              ---------------   ------------
(In thousands of dollars)                                      2004     2003        2003
------------------------------------------------------------  ------   ------   ------------
  Capitalized depreciation                                    $1,392   $6,199     $13,096
  Capitalized interest                                           433    1,049       2,696

MULTI-CLIENT CASHFLOW, AS DEFINED (d)

Multi-client cashflow by segment for the periods presented was as follows:

                                                                Quarter ended      Year ended
                                                                  March 31        December 31,
                                                              -----------------   ------------
(In thousands of dollars)                                      2004      2003         2003
------------------------------------------------------------  -------   -------   ------------
Marine Geophysical:
  Multi-client pre-funding (a)                                $11,741   $24,270     $ 49,964
  Multi-client late sales (a)                                  29,928    48,784      148,128
  Cash investment in multi-client library                     (12,767)  (29,672)     (70,000)
                                                              -------   -------     --------
  Multi-client cashflow, net                                  $28,902   $43,382     $128,092
                                                              -------   -------     --------
Onshore:
  Multi-client pre-funding (a)                                $ 2,281   $ 4,435     $ 15,953
  Multi-client late sales (a)                                     360       833        9,215
  Cash investment in multi-client library                      (2,155)   (9,156)     (21,497)
                                                              -------   -------     --------
  Multi-client cashflow, net                                  $   486   $(3,888)    $  3,671
                                                              -------   -------     --------
Corporate/Global Services: (b)
  Multi-client pre-funding (a)                                $    19   $   163     $    239
  Multi-client late sales (a)                                     574        --        2,152
  Cash investment in multi-client library                        (266)     (180)      (1,547)
                                                              -------   -------     --------
  Multi-client cashflow, net                                  $   327   $   (17)    $    844
                                                              -------   -------     --------
Total multi-client cashflow, net:
  Multi-client pre-funding (a)                                $14,041   $28,868     $ 66,156
  Multi-client late sales (a)                                  30,862    49,617      159,495
  Cash investment in multi-client library (c)                 (15,188)  (39,008)     (93,044)
                                                              -------   -------     --------
  Multi-client cashflow, net                                  $29,715   $39,477     $132,607
                                                              -------   -------     --------

(a) See Revenue Distribution by Operating Segment above.

(b) Refers to the Reservoir Business within Global Services.

(c) See Cashflow Statement.

(d) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

OUTSTANDING FINANCIAL OBLIGATIONS

Outstanding financial obligations (including capital leases) were as follows:

                                                              March 31    December 31,     Net
(In thousands of dollars)                                       2004          2003       change
-----------------------------------------------------------  ----------   ------------   -------
  Short-term and long-term debt, current and long-term
     portion                                                 $1,115,690    $1,117,173    $(1,483)
  Capital lease obligations, current and long-term portion       74,069        77,554     (3,485)
                                                             ----------    ----------    -------
     Total debt                                              $1,189,759    $1,194,727    $(4,968)
                                                             ----------    ----------    -------

SUMMARY OF DEBT, CAPITAL LEASES AND OTHER CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of March 31, 2004, to make future principal/redemption payments through 2007 and thereafter:

                                                        Due in                                   Due in
                                          Total      remaining of   Due in   Due in   Due in    2008 and
(In millions of dollars)               obligations       2004        2005     2006     2007    thereafter
-------------------------------------  -----------   ------------   ------   ------   ------   ----------
  Short-term and long-term debt,
     including current portion          $1,115.7        $17.0       $19.4    $263.6   $13.3      $802.4
  Capital lease obligations,
     including current portion, at
     gross contractual commitment           79.0         14.9        28.5      21.6     6.9         7.1
  Operating lease obligations              157.3         35.2        30.4      18.9    18.7        54.1
                                        --------        -----       -----    ------   -----      ------
     Total                              $1,352.0        $67.1       $78.3    $304.1   $38.9      $863.6
                                        --------        -----       -----    ------   -----      ------

As disclosed in the earnings release, the Company intends to seek waivers and amendments of financial parties to certain debt and lease agreements seeking waivers from the Company's ongoing obligations to provide U.S. GAAP financial statements to such parties. However, there can be no assurance that such waivers will be obtained. If the Company is not able to obtain such waivers, the Company could become in default under such agreements, with the result that creditors could seek to accelerate payment of various obligations of the Company under such agreements. If such acceleration were sought, the Company might not be in a position to pay the defaulted obligations.

CAPITAL EXPENDITURES

Our capital expenditures were as follows for the periods presented:

                                                                Quarter ended      Year ended
                                                                  March 31        December 31,
                                                              -----------------   ------------
(In thousands of dollars)                                      2004      2003         2003
------------------------------------------------------------  -------   -------   ------------
  Marine Geophysical                                          $10,460   $ 2,016     $16,030
  Onshore                                                          71        --       6,736
  Production                                                       --        --         515
  Pertra                                                       12,769     8,170      33,852
  Corporate/Global Services                                       316        12         264
                                                              -------   -------     -------
     Total                                                    $23,616   $10,198     $57,397
                                                              -------   -------     -------

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the periods presented was as follows:

                                                                                     Year ended
                                                        Quarter ended March 31,     December 31,
                                                       --------------------------   ------------
(In dollars, except for numbers of shares)                2004           2003           2003
-----------------------------------------------------  -----------   ------------   ------------
Basic earnings (loss) per share                        $     (0.06)  $      (2.30)  $    (40.70)
                                                       -----------   ------------   -----------
Diluted earnings (loss) per share                            (0.06)         (2.30)       (40.70)
                                                       -----------   ------------   -----------
Basic shares outstanding                                20,000,000    103,345,987    20,000,000
                                                       -----------   ------------   -----------
Diluted shares outstanding                              20,000,000    103,345,987    20,000,000
                                                       -----------   ------------   -----------

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS 2003, BY QUARTER

(In thousands of dollars)                                            Q1          Q2         Q3         Q4          2003
---------------------------------------------------------------   ---------   --------   --------   ---------   ----------
Revenues                                                          $ 297,352   $295,051   $258,609   $ 260,536   $1,111,548
                                                                  ---------   --------   --------   ---------   ----------
  Cost of sales                                                     147,038    158,308    128,436     143,348      577,130
  Research and technology costs                                         590        605        464         823        2,482
  Selling, general and administrative costs                          13,549     11,482     12,211      17,004       54,246
                                                                  ---------   --------   --------   ---------   ----------
     Operating expenses before
       depreciation, amortization and unusual items                 161,177    170,395    141,111     161,175      633,858
  Depreciation and amortization                                      89,796     77,556     63,818      82,311      313,481
  Impairment of long-term assets                                    217,800         --      2,344     496,639      716,783
  Unusual items, net                                                  8,484     36,848     12,706      18,939       76,977
                                                                  ---------   --------   --------   ---------   ----------
  Operating profit (loss)                                          (179,905)    10,252     38,630    (498,528)    (629,551)
  Financial expense, net                                            (39,193)   (37,922)   (13,318)    (19,833)    (110,266)
  Other gain (loss), net                                                202     (2,814)   (19,509)     (9,834)     (31,955)
                                                                  ---------   --------   --------   ---------   ----------
  Income (loss) before income taxes                                (218,896)   (30,484)     5,803    (528,195)    (771,772)
  Provision (benefit) for income taxes                               14,145     21,494      6,527      (6,198)      35,968
  Discontinued operations/operations held for sale, net of tax       (4,813)        17     (1,085)       (434)      (6,315)
                                                                  ---------   --------   --------   ---------   ----------
     NET INCOME (LOSS)                                            $(237,854)  $(51,961)  $ (1,809)  $(522,431)  $ (814,055)
                                                                  ---------   --------   --------   ---------   ----------


SHAREHOLDERS' EQUITY:

                                                             Common stock         Additional
                                                       ------------------------    paid in                     Shareholders'
In thousand of dollars, except for numbers of shares)     Number      Par value    capital     Other equity       equity
-----------------------------------------------------  ------------   ---------   ----------   -------------   -------------
Balance at December 31, 2002, presented                 103,345,987    $71,807    $       --   $    (103,353)   $  (31,546)
  Restated for prior year net income effects:
  -- Seismic vessel costs                                        --         --            --          (2,893)       (2,893)
  -- Vessel crew rotation costs                                  --         --            --          (4,038)       (4,038)
  -- Accrued vacation costs                                      --         --            --          (3,600)       (3,600)
                                                       ------------    -------    ----------   -------------    ----------
Restated balance at December 31, 2002                   103,345,987    $71,807    $       --        (113,884)   $  (42,077)
Effect of reorganization, November 6, 2003:
  -- Write down old share capital                      (103,345,987)   (71,807)           --          71,807            --
  -- Debt restructuring                                  20,000,000     85,714     1,024,629         143,508     1,253,851
Cumulative effect of accounting principle change
  January 1, 2003                                                --         --            --         (26,754)      (26,754)
Currency translation                                             --         --            --           1,988         1,988
Net income (loss)                                                --         --            --        (814,055)     (814,055)
                                                       ------------    -------    ----------   -------------    ----------
Balance at December 31, 2003, presented                  20,000,000    $85,714    $1,024,629   $    (737,390)   $  372,953
  Adjusted preliminary 2003 accounts:
  -- Currency translation                                        --         --            --             (13)          (13)
  -- Debt restructuring                                                     --            --          (2,241)       (2,241)
  -- Net income (loss)                                           --         --            --           9,104         9,104
                                                       ------------    -------    ----------   -------------    ----------
Balance at December 31, 2003, restated                   20,000,000    $85,714    $1,024,629   $    (730,540)   $  379,803
Currency translation                                             --         --            --             127           127
Net income (loss)                                                --         --            --          (1,107)       (1,107)
                                                       ------------    -------    ----------   -------------    ----------
Balance at March 31, 2004                                20,000,000    $85,714    $1,024,629   $    (731,520)   $  378,823
                                                       ------------    -------    ----------   -------------    ----------

KEY FINANCIAL INFORMATION FOR 2002

(In thousands of dollars)                               Q1         Q2          Q3           Q4           Q5
---------------------------------------------------  --------   --------   -----------   ---------   -----------
     Revenues                                        $226,758   $247,628   $   256,222   $ 261,728   $   992,336
                                                     --------   --------   -----------   ---------   -----------
Adjusted EBITDA, for the quarters presented was as
  follows:
Net income (loss)                                    $  8,081   $(29,816)  $(1,103,254)  $(120,703)  $(1,245,692)
Add back:
     Discontinued operations/operations held for
       sale, net                                          773     (4,990)      141,835      77,731       215,349
     Provision (benefit) for income taxes              21,525     46,606       126,581       7,232       201,944
     Other gain (loss), net                           (21,724)   (20,788)        4,512         279       (37,721)
     Financial expense, net                            33,155     35,230        37,366      41,550       147,301
                                                     --------   --------   -----------   ---------   -----------
     Operating profit (loss)                           41,810     26,242      (792,960)      6,089      (718,819)
     Unusual items, net                                    --      3,521         3,116       8,797        15,434
     Impairment of long-term assets                        --         --       807,416          --       807,416
     Depreciation and amortization                     74,748     82,437        86,993     112,249       356,427
                                                     --------   --------   -----------   ---------   -----------
  Adjusted EBITDA                                    $116,558   $112,200   $   104,565   $ 127,135   $   460,458
                                                     --------   --------   -----------   ---------   -----------